

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Andrew V. Reid, Chief Executive Officer
Orpheum Property, Inc.
201 St. Charles Street, Suite 2557A
New Orleans, LA 70170

   Re: Pacific Land and Coffee Corporation
     Preliminary Schedule 14C
     Filed June 29, 2010
     File No. 000-30595

Dear Mr. Reid:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       /s/ H. Christopher Owings

       H. Christopher Owings
       Assistant Director